                                                                   Exhibit D-1.3

     COMM-OPINION-ORDER, 91 FERC (P)61,036, Commonwealth Edison Company on Behalf of Itself and Its Public Utility Subsidiaries and PECO Energy Company On Behalf of Itself and Its Public Utility Subsidiaries, Docket No. EC00-26-000, (Apr. 12, 2000)

Commonwealth Edison Company on Behalf of Itself and Its Public Utility Subsidiaries and PECO Energy Company On Behalf of Itself and Its Public Utility Subsidiaries, Docket No. EC00-26-000

Order Authorizing Merger
                            (Issued April 12, 2000)

     Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt Hebert, Jr.

     On November 22, 1999, Commonwealth Edison Company (ComEd) on behalf of itself and its public utility subsidiaries, and PECO Energy Company (PECO) on behalf of itself and its public utility subsidiaries, (collectively, Applicants) filed a joint application pursuant to Section 203 of the Federal Power Act
(FPA)/1/ for approval of the merger of Applicants. As discussed below, the Commission has reviewed the proposed merger under the Commission's Merger Policy Statement./2/ In this order, we will approve the merger, as proposed.

                                I.  Background

A.  Description of the Parties to the Merger

     1.   ComEd

     ComEd is a "public utility" under Section 201 of the FPA and a majority-owned subsidiary (greater than 99 percent) of Unicom Corporation ("Unicom"). ComEd and its affiliates supply wholesale and retail power and transmission services principally in northern Illinois. The State of Illinois has begun implementing a direct, retail access program. All of ComEd's non-residential customers will become eligible for direct access by December 31, 2000, and all of its residential customers by May 1, 2002. Both ComEd and its Unicom affiliate, Unicom Power Marketing, Inc. (UPM), have authority to sell power at market-based rates./3/

     ComEd currently owns 9,214 megawatts (MW) of generating capacity, all nuclear, after recently selling all of its remaining non-nuclear generating facilities to Edison Mission Energy, Inc. (Mission Energy)./4/ In order to secure state regulatory approval for the Mission Energy sale, ComEd has entered into

_______________________

 1   16 U.S.C. (S)824b (1994).

 2   Inquiry Concerning the Commission's Merger Policy Under the Federal Power
     Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and Regulations, Regulations Preambles January 1991-June 1996
     (P)31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC (P)61,321 (1997) (Merger Policy Statement).

 3 See Commonwealth Edison Co., 82 FERC 61,317 (1998); and Unicom Power Marketing, Inc., 81 FERC (P)61,048 (1997).

 4 The Commission has approved ComEd's disposition of jurisdictional assets associated with the generating units to be sold to Mission Energy. See Commonwealth Edison Co., et al., 89 FERC (P)62,105 (1999).

a series of power purchase agreements intended to maintain ComEd's ability to reliably serve its load during the beginning years of Illinois' transition to full retail access. These agreements provide ComEd with the right to dispatch and receive electric energy from the generating facilities sold to Mission Energy through the summer of 2004. ComEd has similar rights, under power purchase agreements which extend through 2013, to capacity and energy from the Kincaid and State Line coal-fired power plants it sold to subsidiaries of Dominion Resources, Inc. and the Southern Company in 1997./5/

     ComEd's transmission system interconnects with several other large, adjacent utilities, including Alliant Energy Corporation (Alliant), Wisconsin Electric Power Company (Wisconsin Electric) and American Electric Power Company
(AEP). Currently, ComEd provides both wholesale and unbundled retail transmission service under the rates, terms and conditions of ComEd's open access transmission tariff ("OATT") on file with the Commission./6/ However, ComEd has committed to transfer control of its transmission facilities to the Midwest Independent Transmission System Operator, Inc. (Midwest ISO)./7/ Applicants state that the Midwest ISO is expected to commence operation by June 1, 2001./8/ In addition, on December 13, 1999, ComEd and other interested parties filed a proposal in Docket No. EL00-25-000 to create an independent transmission company (ITC), seeking a Commission order declaring that the ITC, coupled with oversight by the Midwest ISO, will satisfy the minimum characteristics and functions of a regional transmission organization (RTO)./9/ Under this proposal, Applicants state that ComEd will transfer its transmission system and control of its control area functions to the proposed ITC, which will operate under the Midwest ISO's oversight./10/ If the merger is approved, ComEd commits that if the Commission concludes that the ITC/Midwest ISO combination does not meet the minimum RTO requirements, it will endeavor to modify its proposal in order to meet those requirements.

     2.   PECO and AmerGen


__________________________

 5 See Kincaid Generation, L.L.C., 78 FERC (P)62,060 (1997); and State Line Energy, L.L.C., 78 FERC (P)62,037 (1997).


 6 The Commission has recently accepted changes to the OATT to implement retail transmission access. See Commonwealth Edison Co., 88 FERC
       (P)61,296 (1999).

 7 Application at 11. Applicants state that ComEd's membership in the Midwest ISO is unqualified and unconditional. Applicants' Answer to Motions for Rehearing and/or Other Action (Applicants' Answer) at 7-8. The Commission interprets that this commitment has been made, irrespective of whether the merger is approved.

 8     Application at 11.

 9 In this regard, the Commission approved appendix I to the Midwest ISO operating agreement, creating a framework for membership and operation of ITCs within the Midwest ISO, under which ComEd and the other petitioners seek to operate their proposed structure for an RTO. The Commission also granted in part the petition for a declaratory order and provided guidance to the petitioners for revising the ITC/ISO proposal to meet Order No. 2000 requirements. See Commonwealth Edison Co., et al., 90 FERC
       (P)61,192 (2000).

 10 We note that in the Application Applicants have stated that ComEd will turn over functional control of its transmission system to the Midwest ISO. Ex. APP-400 at 11. However, the ITC proposal provides that the ITC would have primary operational authority, with oversight by the Midwest ISO. In its ruling on the ITC petition, the Commission directed petitioners to clarify the specific division of functions between the Midwest ISO and the ITC at the time they submit their filings to establish the ITC. See 90 FERC at p. 61,619.

     PECO is a "public utility" under Section 201 of the FPA and provides wholesale and retail power service and retail natural gas service in Pennsylvania. Pursuant to the Electricity Generation Customer Choice and Competition Act and as a part of a Pennsylvania Public Utilities Commission ("PaPUC") approved settlement, PECO has implemented a retail access program. Under this program, as of January 1, 2000, all retail customers in PECO's territory have the freedom to choose their power supply provider. PECO remains the provider of electric distribution services in its service territory. PECO serves seven requirements-type wholesale customers, all under its market-based tariff,/11/ in Pennsylvania and New Jersey.

     PECO and its subsidiaries currently own approximately 9,500 MW of generating capacity consisting of a mix of fossil, nuclear, hydro and combustion turbine generators. PECO also holds a 50 percent interest in AmerGen Energy Company, L.L.C. (AmerGen), a limited liability company formed by PECO and British Energy, Inc., to own and operate nuclear and other generating assets in the United States./12/ AmerGen has purchased the 930 MW Clinton nuclear generating station from Illinois Power Company and will sell 75 percent of the output of the Clinton station to Illinois Power through 2004./13/ AmerGen also has acquired the Three Mile Island Unit No. 1 nuclear unit and has entered into agreements to acquire the following nuclear generating stations: Nine Mile Point Unit Nos. 1 and 2; Oyster Creek; and Vermont Yankee. In addition, PECO is acquiring an additional 80 MW ownership interest in the Peach Bottom nuclear station.

     All of PECO's generating capacity (except for the Clinton nuclear capacity) is subject to oversight and dispatch by the PJM Interconnection, LLC (PJM), an independent system operator (ISO) that also operates a control area covering the middle Atlantic region of the country. Although PECO owns transmission facilities, PJM controls the operation of PECO's transmission system and provides transmission service over PECO's and other members' facilities under the PJM OATT.

B.  Description of Proposed Merger and Post-Merger Operations

     1.   The Merger

     Under the Agreement and Plan of Exchange and Merger, dated September 22, 1999 ("Merger Plan"), PECO will enter into a mandatory share exchange with a PECO subsidiary, Exelon Corporation (Exelon). Each outstanding share of PECO common stock will be exchanged for one share of Exelon common stock. Immediately thereafter, Unicom, ComEd's parent, will merge with and into Exelon. Each outstanding share of Unicom common stock will be exchanged for 0.875 shares of Exelon common stock and $3.00 in cash./14/ The result of these transactions is that PECO, ComEd and the existing utility and non-utility subsidiaries of Unicom will become subsidiaries of Exelon. The current holders of PECO and Unicom common stock will together own all of the outstanding shares of Exelon common stock. Exelon will be a public utility holding company system subject to regulation and registration under the Public Utility Holding Company Act of 1935, 15 U.S.C. (S)79a, et seq. ("PUHCA").

____________________

 11 See Letter Orders issued to PECO Energy Company in Docket No. ER95-770-000 on May 15, 1995, in Docket No. ER97-316-000 on February 14, 1997, and in Docket No. ER97-316-001 on March 18, 1999.

 12 British Energy, Inc., a wholly owned subsidiary of British Energy plc., owns no electric generation or transmission assets anywhere in the United States, other than through its AmerGen joint venture with PECO.

 13    Illinois Power Co. and AmerGen Energy Co., L.L.C., 89 FERC (P)61,104
       (1999).

 14 Applicants' Securities and Exchange Commission application, filed as Ex. G to their merger application in this proceeding, at 4.

     2.   Post-Merger Interconnected Operations and Transmission Services

     Applicants state that ComEd and PECO will operate as an interconnected utility system within the meaning of PUHCA. Although Applicants' systems are not contiguous, they have engaged in transactions with each other by means of transmission services taken from intervening third-party transmission systems. The most significant of these is a 10-year sale from ComEd to PECO of 300 MW. At the time of the filing, Applicants did not know with certainty whether the Securities and Exchange Commission (SEC) will find that Applicants are currently "interconnected" or "capable of interconnection," as those terms are defined in PUHCA. Applicants state that, if necessary to avoid delay in obtaining SEC authorization, they will commit (to the SEC) to acquire a firm, 100 MW transmission path from ComEd to PJM for three years following the merger's effective date.

     Both ComEd and PECO will continue to provide open access transmission services under their individual respective tariffs (in PECO's case, the PJM
OATT). Applicants state that because PECO already has transferred control of its transmission system to PJM, and ComEd has committed to transfer control of its transmission facilities to the Midwest ISO, it is infeasible for them to file a combined-system OATT.

     3.   Applicants' Restructuring Plans

     At or about the time the merger closes, both of the Applicants will undergo internal reorganizations. Currently, PECO has functionally divided its operations within its existing corporate structure into three parts: (a) the regulated transmission and distribution function; (b) the generation function; and (c) unregulated ventures. PECO's restructuring plan will formalize this functional separation into separate corporate entities within a holding company structure. After restructuring, PECO, which will continue in existence as a subsidiary of the holding company, will continue to own and operate all distribution assets. It also will continue to own its transmission facilities, but PJM will continue to operate such facilities. PECO will fulfill the "provider of last resort" functions mandated by Pennsylvania law and will remain regulated by the PaPUC.

     As part of the PECO restructuring, PECO's generation assets and operations will be transferred to a new subsidiary, referred to herein as GenCo. GenCo will own PECO's existing fossil and nuclear generating plants. Also, PECO's power marketing functions, currently pursued through a division of PECO known as the Power Team, will become a part of GenCo. To the extent necessary, PECO will enter into power purchase agreements with GenCo, as well as other generators, to obtain power supplies./15/

     In addition to its ITC initiative, ComEd also plans to restructure generation and distribution operations./16/ ComEd will transfer its generation facilities to the same GenCo that PECO will create. The means of this transfer of control has not yet been determined. It could take the form of an asset transfer, a lease, or a sale of all output to GenCo. Regardless, after restructuring, the existing ComEd will be a distribution company. ComEd will then obtain generation supplies necessary to serve its customers in accordance with power purchase agreements with GenCo, through at least 2004. ComEd will also assign its rights under various power purchase agreements, including those with Mission Energy, to GenCo. Applicants state that the transfer of control of ComEd's generating facilities to GenCo will not occur unless the merger is approved. ComEd will continue to own and operate its transmission facilities until such time that its proposed ITC is established and the Midwest ISO becomes operational.

4.   Related Filings and Commitments

__________________________

 15 PECO's application for restructuring was filed in Docket No. EC00-38-000 and conditionally approved by the Commission on March 17, 2000. PECO Energy Co., et al., 90 FERC (P)61,269 (2000).

 16 The Commission is considering ComEd's proposal in Docket No. EC00-41-000 in an order to be issued contemporaneously with this order.

     Applicants recognize that their proposed merger represents a departure from the facts relied upon by the Commission in granting market-based rate authority to PECO and to ComEd and its affiliate, UPM. They state that, consistent with Commission policy addressing transactions between utilities proposing to merge, ComEd and PECO have committed not to sell power to each other while the merger is pending and thereafter if the merger is consummated, unless the Commission authorizes such sales. ComEd and PECO have also committed that any authorized sales which do occur at market-based prices are subject to an independent, verifiable rate cap. Further, ComEd and PECO have agreed that when they sell non-power goods and services to each other, the buyer will not pay more than the market price. These commitments were set forth in filings approved by the Commission in Docket Nos. ER99-1872-001 (PECO) and ER98-1734-001 and ER97-3954-010 (ComEd)./17/ ComEd filed its amended service agreement in Docket No. ER00-182-000, and PECO filed its amended agreement in Docket No. ER00-194-000./18/

     Applicants have further committed that, effective as of the date of the Application, they will, for purposes of Order No. 889,/19/ treat each other as if they were already affiliated companies. Therefore, ComEd's transmission function personnel will treat PECO's merchant function personnel in the same manner that ComEd's transmission function personnel treat ComEd's merchant function personnel. PECO's transmission function personnel will treat ComEd's merchant function personnel in the same manner. Upon consummation of the proposed merger, Applicants will file combined Order No. 889 Standards of Conduct.

              II.  Notices of Filing, Interventions, and Answers

     Notice of Applicants' merger filing was published in the Federal Register, 64 Fed. Reg. 67,256 (1999), with comments, interventions, and protests due on or before January 21, 2000. Motions to intervene were filed by the parties listed in the appendix to this order. The American Public Power Association (APPA), the Illinois Cities (Cities), the Illinois Municipal Electric Agency (IMEA), Mid-Atlantic Power Supply Association (MAPSA), Wisconsin Public Power Inc. (WPPI), and the Electricity Consumers Resource Council (ELCON) filed protests to Applicants' proposal./20/ On February 7, 2000, Applicants filed an answer to the protests and comments.

                               III.  Discussion

A.  Procedural Matters

_______________________

 17 Those filings were approved by separate, unpublished Commission letter orders issued November 22, 1999.

 18 Those filings were approved by separate, unpublished Commission letter orders issued on December 16, 1999.

 19 Open Access Same-Time Information System (Formerly Real-Time Information Network) and Standards of Conduct, 61 Fed. Reg. 21737 (May 10, 1996), FERC Statutes and Regulations, Regulations Preambles January 1991-June 1996 (P)31,035 (April 24, 1996); Order No. 889-A, order on reh'g, 62 Fed.
       Reg. 12484 (March 14, 1997), FERC Statutes and Regulations (P)31,049 (March 4, 1997); Order No. 889-B, reh'g denied, 62 Fed. Reg. 64715 (December 9, 1997), FERC Statutes and Regulations (P)31,253 (November 25,
       1997).

 20 Hoosier Energy Rural Electric Cooperative, Inc. (Hoosier) filed an intervention, motion to consolidate, and protest to Applicants' filing, but on March 15, 2000, Hoosier filed a notice of withdrawal of its filing. This notice was unopposed and thus the withdrawal was deemed approved on March 30, 2000. 18 C.F.R. (S)385.216 (1999). On February 18,
       2000, the National Railroad Passenger Corporation filed to delete the paragraph of its intervention which raised a substantive issue concerning the merger application.

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,/21/ the timely, unopposed motions to intervene and notices of intervention serve to make those who filed them parties to this proceeding. Due to the absence of any undue prejudice or delay, the Commission will grant the late, unopposed motions to intervene and protests in this proceeding of the parties filing late listed in the appendix of this order. Notwithstanding Rule 213 of the Commission's Rules of Practice and Procedure,/22/ we will accept Applicants' February 7, 2000 answer, since it assists the Commission in understanding Applicants' merger application.

     Several parties filed motions to consolidate the instant merger application with various proceedings, including the petition of ComEd and other public utilities for a Declaratory Order in Docket No. EL00-25-000, et al., or with the Docket No. EC00-41-000 proceeding involving ComEd's proposed corporate restructuring. These motions need not be addressed since the Commission is approving Applicants' merger proposal without establishing hearing procedures in this order, has already addressed the petition in Docket No. EL00-25-000, et al., and is contemporaneously addressing ComEd's proposal in Docket No. EC00-41-000.

B.  The Merger

     1.   Standard of Review

     Section 203(a) of the FPA provides, in relevant part, as follows:

     No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so./23/

Under Section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." /24/

     In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

     For the reasons discussed below, we find that Applicants' proposed merger and mitigation commitments are consistent with the public interest. Accordingly, we will approve the merger without further investigation.

     2.   Effect on Competition

     a.   Effects of Combining Generation

     Applicants identify non-firm energy as the relevant product and use economic capacity and available economic capacity as a proxy for a supplier's ability to participate in the relevant product market.

_______________________

 21   18 C.F.R. (S)385.214 (1999).

 22   18 C.F.R. (S)385.213(2) (1999).

 23   16 U.S.C. (S)824b (1994).

 24   Id.

Applicants identify and define 42 relevant geographic ("destination") markets using the approach in Appendix A of the Merger Policy Statement./25/ Applicants evaluate these destination markets over 11 separate time periods: super-peak, peak and off-peak periods for summer, winter and shoulder seasons, along with two extreme summer super peaks./26/ Rather than using system lambda or observed prices to approximate market prices in relevant markets, Applicants use a range of prices from $15 per MWh to $100 per MWh./27/

     Applicants perform an analysis without taking into account a 100 MW transmission path which may become necessary to comply with the integration requirements of PUHCA. They report competitive screen violations for economic capacity only in the ComEd destination market in ten of the 11 periods analyzed. Post-merger HHIs in the ten time periods with screen failures range from 4,395 to 5,671 with pre-to post-merger changes ranging from 179 to 297./28/ Next, Applicants present results under the assumption that the 100 MW transmission path is in place. They adjust the available transfer capability (ATC) based on load flow analyses resulting from the firm 100 MW power flow from ComEd to PECO./29/ The results are nearly identical, with screen violations only occurring in the ComEd destination market in the same ten time periods as in the no-integration case. Applicants argue that the screen failures in the ComEd market are caused by the treatment accorded PECO's 300 MW power purchase contract with ComEd. Under the post-merger scenario, this 300 MW is combined with ComEd's economic capacity./30/ Applicants note that they are willing to sell the contract if the Commission deems it necessary to avoid an evidentiary hearing./31/

     Applicants also conduct sensitivity tests of their results. They examine cases where total transfer capability is used rather than the standard ATC and where transmission rates are assumed to be zero. Both of these assumptions have the effect of increasing the amount of economic capacity that can reach the relevant destination markets./32/ Applicants report results that are qualitatively unchanged and conclude that the lack of sensitivity to changes in the transmission assumption show that the results are robust.

______________________

 25 The markets include all first-tier utilities to ComEd and PECO along with additional destination markets representing historical customers of the Applicants.

 26 The extreme summer super peaks represent the top 25 and top 125 load hours.

 27 Applicants explain that both system lambdas and trade data have limitations. They present a table (Ex. No. APP-312) with Load Weighted System

 28 A screen failure occurs whenever the post-merger HHI exceeds 1800 and the change in HHI exceeds 50. See Merger Policy Statement at p. 30,119, n.33.

 29    Ex. APP-302 at 17.

 30 Applicants state that lack of a screen failure in the highest summer peak period is due to the fact that ComEd has a recall provision on the energy sold under this contract during periods of supply shortages in order to meet native load. In addition, Applicants state that although PECO has generally taken delivery of the energy in the AEP control area, they adopted the more conservative (less favorable to Applicants) assumption that the energy was actually delivered in the ComEd destination market. Applicants note that if they had assumed an AEP delivery point, there would not have been screen failures in the ComEd destination market since the 300 MW would have been severely "squeezed out" by the transmission allocation procedures in Applicants' computer model.

 31 They state that a condition of the sale would be that the buyer be small enough not to trigger an Appendix A screen violation based on the associated increase in economic capacity. Application at 8.

/32/ In general, this assumption could increase or decrease the market concentration depending on the

     Applicants also report concentration statistics for available economic capacity (AEC) in the relevant destination markets with and without the 100 MW transmission path. In both cases, there are screen violations in numerous destination markets beyond those in the ComEd market. Applicants do not present results for AEC under the proposed mitigation involving sale of the 300 MW contract. Instead they argue that AEC is not a reliable measure, especially during times of state-level restructuring. They argue that since AEC includes all capacity not committed to serving native load, and since state retail competition releases native load, AEC and economic capacity are essentially the same under retail competition. In addition, they contend that the uncertainty regarding the pace and scope of state-level restructuring makes any estimate of AEC highly speculative and therefore does not provide useful information.

     b.   Effects of Combining Generation and Transmission

     Applicants claim that the combination of their generation and transmission assets does not create any vertical competitive concerns. They consider possible scenarios under which the merger could create or enhance the incentive and/or ability to adversely affect electricity prices by exercising vertical market power. Applicants address the possibility that the merged firm would strategically dispatch ComEd's generation units in order to create congestion so that PECO could sell energy into Midwestern markets at higher prices./33/ They argue that ComEd currently has little, if any, ability to do so, since it only operates nuclear units, which have little dispatch flexibility. Also, they argue that withholding baseload capacity is rarely a profit-maximizing strategy, so they would also have little, if any, incentive to engage in anti-competitive dispatch. Further, Applicants state that ComEd will transfer its transmission system and control of its control area functions to the proposed ITC, which will operate under the Midwest ISO's oversight. According to Applicants, the Midwest ISO and ITC, once they are in operation, will be monitoring the operation of generation and transmission and will be able to detect any attempted manipulations.

     Similarly, Applicants argue that PECO has no ability to engage in anti-competitive dispatch, since its generation operates under the oversight of the PJM ISO. They note that the PJM ISO performs area control functions for its members and operates under approved congestion management rules to detect attempts to dispatch generation to cause congestion.

     Applicants also address the possibility of Applicants operating their transmission system to adversely affect electricity prices. They argue that PJM, not PECO, controls the operation of PECO's transmission system so PECO has no ability to use its transmission system to frustrate competition. Applicants acknowledge that ComEd has some degree of operational control over its transmission system because it is a Scheduling Coordinator. However, they present evidence that ComEd has not shown preferential treatment to its merchant function in granting transmission service requests on its system./34/ In addition, Applicants note that ComEd has committed to turn over complete operational control of its transmission system to the proposed ITC, subject to oversight by the Midwest ISO. Applicants conclude that ComEd currently has little ability to strategically manipulate its transmission system, has not used what ability it currently has to do so, and will have even less ability once it forms the ITC.

_______________________________________________________________________________

       relative size of the increase in the Applicants' economic capacity to the increase in size of the entire market.

 33 While most of PECO's generation is located within PJM, the PECO-AmerGen Clinton nuclear unit located in Illinois can provide economic capacity into Midwestern destination markets.

 34    Their analysis shows an acceptance rate for firm transmission service of
       98.8 percent for ComEd requests as opposed to 98.2 percent for requests from competing firms. Their analysis also shows an acceptance rate for non-firm transmission service of 99.0 percent for ComEd requests as opposed to 94.2 percent for requests from competing firms. Applicants state that there is a statistically significant difference in the refusal rates for non-firm service but argue that all but three of the 280 refusals were for hourly or daily service for which MAIN, not ComEd, calculates ATC. Ex. APP-400 at 31.

     Applicants acknowledge low levels of firm ATC into Wisconsin during the summer months. ComEd is currently constructing two 345 kV transmission lines that will significantly increase ATC into Wisconsin. Applicants state that ComEd expects the lines to be in operation before or shortly after consummation of the proposed merger. Applicants commit that if these lines are not completed by the consummation of the proposed merger, ComEd and all of its affiliates would forgo any new off-system sales that would reduce ATC on the Illinois-Wisconsin interface, except in the case of emergency sales requested by other utilities./35/

     c.   Effects of Combining Generation and Natural Gas Facilities

     Applicants do not perform a quantitative analysis of the competitive effects of the combination of ComEd's generation with PECO's natural gas facilities. They note that PECO provides gas distribution services to only one small (28 MW) electric generator. They state that PECO is an LDC with most of the electric generators in its service territory presently bypassing PECO and connecting directly to an interstate gas pipeline./36/

     d.   Intervenors' Comments and Protests

     Cities challenge Applicants' horizontal competitive analysis. They present concentration statistics for the ComEd market in the summer high peak season in which the proposed sale of the 300 MW contract does not remove the screen violation. They also present results with a screen failure in the same market and time period under the assumption that ComEd's fossil generating plants have been sold to Mission Energy. In both of these cases, Cities use total capacity rather than economic capacity and they assign the capacity of the Clinton Nuclear Unit owned by AmerGen (an affiliate of PECO) to Applicants./37/ Cities conclude that since the proposed sale would not mitigate the increase in market power caused by the merger, the merger cannot be approved based on the record presented and necessitates a hearing.

     Cities further argue that Applicants did not address the effects of the interconnection of the two systems in their analysis.

     WPPI argues that Applicants do not address the impact of economic dispatch of the Applicants' combined generation assets on the transmission network. They state that loop flow created by joint dispatch will decrease transfer capability into Eastern Wisconsin, an area that is import-constrained. They also argue that the divestiture of ComEd's generation assets and the combination of PECO's and ComEd's remaining generation assets will increase east-to-west and north-to-south power flows in the ComEd area, thus creating loop flows that would reduce the transfer capability into Eastern Wisconsin. WPPI further argues that the proposed mitigation of foregoing off-system sales does not address the effects on import capability caused by the post-merger change in generation to load dispatch by the merged firm. In addition, WPPI argues that since ComEd is capacity deficient during peak hours, it will need to make intra-system purchases (from GenCo) which may exacerbate the problem of importing power into Wisconsin.

     A number of intervenors (ELCON, APPA, IMEA, MAPSA and Cities) argue that ComEd's proposal to form an ITC within the Midwest ISO undermines the vertical market power mitigating effect of ComEd's participation in the Midwest ISO. APPA and WPPI express fear that the ITC will undercut or

___________________________

 35    Ex. APP-400 at 26.

 36    Ex. APP-300 at 51.

 37 They assign the capacity in question to the purchasers of the power who hold a contract that expires within five years. Assigning the capacity to Applicants raises their total capacity by 700 MW. Cities argue that total capacity is a reasonable substitute for economic capacity during the highest summer peak periods, since during those periods prices are sufficiently high to make all capacity economic.

destroy any movement of the Commission-approved Midwest ISO concept into a fully functioning ISO and an RTO consistent with the standards articulated in Order No. 2000. ELCON and Cities argue that the merger case should be consolidated with the ITC filing. APPA contends that the Commission should review Applicants' analysis in the context of the proposal to form an ITC within the Midwest ISO.

     APPA also argues that Applicants' proposal to satisfy PUHCA integration requirements by committing to reserve a 100 MW firm transmission path for three years is intended specifically to avoid the Commission's market power screens. According to APPA, PUHCA requires actual integration and coordination and when purchased transmission capacity is used to achieve this purpose, PUHCA requires a permanent, firm, bi-directional transmission reservation between the operating companies. APPA asserts that the screen analysis submitted by Applicants does not satisfy that requirement. APPA requests that Applicants be required to submit an analysis which reflects reasonable integration requirements and that analysis be evaluated in a hearing.

     e.   Applicants' Response

     In response, Applicants point out two critical flaws in Cities' analysis. First, they argue that since Cities is modeling the summer peak period, the 300 MW contract should not be assigned to PECO because ComEd holds recall rights to that energy which would likely be exercised during Summer Super Peak. Second, they argue that Cities does not assign the 300 MW contract that would be sold under Applicants' mitigation proposal to any market participant. Applicants argue that these assumptions overstate both the concentration level and the merger-related change in market concentration.

     Nonetheless, to alleviate Cities' concern about market power impacts of the merger, Applicants offer an "open season" to the Cities which Applicants claim will ensure that no adverse consequences will occur in the ComEd market. Under the open season commitment, ComEd will release the Cities from their wholesale power contracts if so requested prior to the effective date of the merger, with the date of release to be effective on the effective date of the merger. The open season would also extend one year from the effective date of the merger, during which the Cities, upon 60 days' advance notice of a decision to cancel, would be released from their contracts. Applicants state that ComEd will not seek to recover any stranded generation costs.

     Applicants note in response to WPPI's concerns that changes in ATC into Wisconsin are insignificant./38/ In their application, they explain that the transfer of 100 MW from ComEd to PECO would lead to a 1 MW increase in both firm and non-firm ATC from ComEd to Wisconsin Electric for the Summer 2000 time period./39/

     To further alleviate concerns that Applicants will be able to create transmission congestion through control of generation, Applicants propose a mitigation measure intended to ensure that they will not be able to manipulate any non-nuclear generation used by ComEd as a core source of supply. Such generation includes over 9700 MW of recently divested capacity sold to Mission Energy, to which ComEd retains energy entitlements and recall rights through the end of 2004 under several power purchase agreements. Under the proposed mitigation measure (to take effect if the Merger is approved and closes), ComEd will relinquish its recall rights to energy from the non-peaking units covered by these power purchase agreements in excess of the energy needed for ComEd to satisfy its: (a) native load; (b) off-system sales; and (c) reliability obligations (NERC performance standards, reliability-related operating requirements and energy balancing needs)./40/

________________________

38   Ex. APP-400 at 50.

39   Exs. APP-409 at 2 and APP-410 at 2.

40 The reliability determinations would be assumed by the ITC when it becomes operational. Ex. APP-411

     Applicants contend that any specific issues regarding the ITC should be addressed in the ITC filing, and, therefore, oppose consolidation of the merger and ITC proceedings. They assert that the ITC proposal is pro-competitive in response to APPA's claim that the merger should be reviewed in the context of the ITC. They reaffirm their commitment to endeavor to modify the ITC proposal to meet minimum RTO requirements and observe that even if the ITC proposal were to be rejected in total, the status quo with respect to the development of a regional transmission network in the Midwest will be at least maintained. In this regard, Applicants note that the status quo includes ComEd's unconditional membership in the Midwest ISO and its committed and active participation therein./41/

     f.   Discussion

     Applicants have investigated the horizontal effects of their proposed merger associated with consolidating generation controlled by ComEd and PECO and the vertical effects associated with consolidating transmission and generation controlled by the merging companies. Intervenors challenge various aspects of Applicants' analysis and raise additional issues they believe to be relevant. We respond to those concerns in our discussion of the horizontal and vertical issues.

     (i) Issues Related to Combining Generation

     In regard to horizontal issues, we note that using economic capacity as a proxy for suppliers' participation in relevant geographic markets, merger-related increases in concentration exceed the Guidelines thresholds in the ComEd destination market in 10 of 11 time periods. Applicants contend that these results stem from employing a "conservative" assumption regarding the control area where PECO takes delivery of its 300 MW power purchase from ComEd. Nonetheless, Applicants propose to sell the 300 MW ComEd-to-PECO power purchase contract, if necessary, in order to avoid an evidentiary hearing.

     Based on the facts of this particular case, we find that merger-induced increases in market concentration indicated by Applicants' analysis do not indicate that the merged company could raise and sustain higher market prices. Notwithstanding the analytical issues associated with the source of merger-induced increases in concentration in the ComEd market, we note that it would not be profitable for the merged company to withhold output in an attempt to drive up market prices. Our analysis of market supply and demand conditions in the ComEd destination market indicates that almost all of the merged company's economic capacity is relatively low-cost nuclear capacity and, for most hours of the year, market demand falls well within the critical region of market supply accounted for by such capacity./42/ As a result, market prices would respond insignificantly to a withholding strategy, undertaken alone or in coordination with other market suppliers. As we stated in the Merger Policy Statement:


     If the concentration analysis indicates that a proposed merger may significantly increase concentration in any of the relevant markets, the Guidelines suggest examination of other factors that either address the potential for adverse competitive harm or that could mitigate or

________________________________________________________________________________

       and Answer at 14-16. Ex. APP-411 was filed as privileged information at the time of the Application. Applicants note that none of the intervenors have any issue concerning its adequacy.

41     Applicants' Answer at 5-8.

42 An examination of market supply conditions shows three reasons why a profitable withholding strategy by ComEd would be unlikely: (a) for most hours during the year, the supply curve is relatively flat, so withholding capacity would not significantly raise the market price; (b) for those hours during which it could successfully raise the market price, ComEd would have to forgo sales from its low-cost nuclear capacity; and (c) ComEd's only generation is nuclear which is difficult to ramp down or up so as to withhold output during the most profitable time periods.

     counterbalance the potential competitive harm./43/

     Based on these conclusions regarding the merged firm's inability to raise prices in relevant electricity markets, we find no need to require Applicants to sell the 300 MW ComEd/PECO power purchase contract.

     Regarding Applicants' results based on available economic capacity showing that the Guidelines thresholds are exceeded in more than the ComEd market, such instances occur over a scattering of markets and time periods. Without a consistent pattern of merger-induced increases in concentration that exceed the Guidelines thresholds, we are generally not concerned that a proposed merger poses competitive concerns. Regarding Cities' analysis showing screen failures in the ComEd market even with the sale of the 300 MW contract, we agree with Applicants that Cities' analysis is flawed in that the analysis simply eliminates the 300 MW from the market without assigning the capacity to another market participant./44/

     We also note that since ComEd has recall rights to the 300 MW during the highest summer peak period, PECO did not compete in the ComEd destination market during the highest summer peak period and thus the merger can not eliminate a competitor during this period.

     On the basis of the foregoing, we do not believe that the horizontal aspects of the proposed merger related to consolidating generation will adversely affect competition.

     (ii)  Issues Related to Combining Generation and Transmission

     We have stated in previous cases that a proposed merger can raise vertical competitive concerns associated with consolidating generation with an input (e.g., delivered gas or transmission) necessary for the production and/or delivery of electricity./45/ In such cases, our general concern is that the merger may create or enhance the ability and/or incentive for the merger to adversely affect electricity prices through, for example, raising rivals' costs, foreclosure or anti-competitive coordination. /46/

     Applicants have investigated the possibility that combining their generation and transmission systems raises vertical competitive concerns. For example, Applicants note that combining their generation assets on either side of a constrained region could theoretically enhance their incentive to strategically dispatch generation to exacerbate existing constraints in the region in order to raise market prices. We find compelling Applicants' arguments that ComEd currently has little, if any, ability to engage in strategic generation dispatch, since it only operates nuclear units, which have little dispatch flexibility. Similarly PECO has no ability to engage in anti-competitive dispatch, since the dispatch of its generation units is subject to oversight by the PJM ISO We therefore agree with Applicants that the merged firm will not have the ability to strategically dispatch generation to frustrate competition and adversely affect electricity prices. Since both incentive and ability are necessary conditions for the merged firm to adversely affect such prices, we conclude that the proposed merger would not adversely affect competition through the strategic dispatch of generation. /47/

___________________________

43   Merger Policy Statement at p. 30, 129.

44   Applicants' Answer at 33.

45   San Diego Gas & Electric Company and Enova Energy, Inc., et al., 79 FERC
     (P)61,372 (1997), order denying reh'g, 85 FERC (P)61,037 (1998) (Enova) and
     American Electric Power Company and Central and Southwest Corporation, Opinion No. 442, 90 FERC (P)61,242 (2000) (AEP/CSW).

46   AEP/CSW, 90 FERC (P)61,242 (2000).

47 We will accept Applicants' commitment to waive recall rights, on the terms previously stated, on the

     With regard to Applicants' ability to use their transmission systems strategically to frustrate competition, we note that PECO has already turned over control of its transmission system to PJM. Moreover, ComEd has committed to turn over control of its transmission system-either to the proposed ITC (operating under the Midwest ISO's oversight) or if the ITC coupled with oversight by the Midwest ISO does not meet the RTO standards, to the Midwest ISO./48/ These commitments satisfy us that the merged company will not be able to use its transmission system to frustrate competition/49/ and we rely upon these facts in approving the merger.

     WPPI asserts that the proposed merger would increase power flows from east-to west and south-to-north, thereby adversely affecting transfer capability into Wisconsin. We are not convinced that such an outcome would result, such that the merged company could sell at higher prices into the highly concentrated Wisconsin destination markets. First, it is not clear that it is the proposed merger that would increase power flows from east-to-west and south-to-north and WPPI has offered no substantive analysis to support its assertion. Moreover, Applicants' analysis shows that merger-related changes in ATC into the Wisconsin markets are insignificant./50/ Second, as even WPPI recognizes, it is the divestiture of ComEd's fossil units, not the proposed merger, that causes the need for additional imports into ComEd's territory and, therefore, adversely affects transfer capability into Wisconsin. Finally, we find compelling Applicants' reasoning that ComEd does not have sufficient ability to strategically use its transmission system or generation dispatch to frustrate competition. As a result, we do not believe that the merger would have vertical anti-competitive effects in the Wisconsin destination markets. However, with regard to ComEd's plans to complete the 345 kV transmission lines at the Illinois/Wisconsin interface, we will accept Applicants' commitment to forgo any new off system sales that would reduce ATC into Wisconsin if the lines are not completed by the time of merger consummation./51/

     We disagree with Intervenors' comments and protests that our review of ComEd's proposal to form an ITC within the Midwest ISO should be consolidated with the proceeding to determine whether to approve the merger. Rather, the appropriate place for a review of the merits of the ITC proposal is in the ITC filing rather than the merger proceedings. In this regard, the Commission has reviewed the ITC proposal and provided guidance to the petitioners to assist their efforts in revising the proposal to form an RTO which will meet Order No. 2000 requirements./52/

_______________________________________________________________________________

       fossil units recently divested by ComEd. Ex. APP-411 and Applicants' Answer at 7-8. This commitment should ensure that the merged company cannot use such recall rights to adversely affect market prices in the ComEd destination market.

48 Exs. APP-300 at 51 and APP-400 at 11 and 16. As we noted previously, supra, note 10, before the Commission can find that the ITC coupled with oversight by the Midwest ISO meets our standards, we will require clarification on the division of functions between the ITC and Midwest ISO.

49 In addition, we note that ComEd is not a Security Coordinator and that MAIN, not ComEd, calculates ATC for ComEd's interfaces.

50 Exs. APP-400 at 50, APP-409 at 2 and APP-410 at 2. For example, Applicants estimate a 1 MW increase in both firm and non-firm ATC from ComEd to Wisconsin Electric for Summer 2000 resulting from the 100 MW transfer from ComEd to PECO.

51 WPPI has argued that this proposed mitigation measure does not solve the problem of decreased ATC into Wisconsin, since ComEd would not be engaging in any off-system sales when it is capacity deficient during peak summer periods. However, Applicants show that there is both firm and non-firm ATC on the Illinois/Wisconsin interface during Summer 2000 and ComEd is not capacity deficient during all hours of the summer. Thus, Applicants' commitment is not meaningless.

52     Commonwealth Edison Co., et al., 90 FERC (P)61,192 (February 24, 2000).

     The Commission also finds APPA's arguments that the Commission should require Applicants to submit an analysis of the proposed merger based on PUHCA's integration requirements as misplaced. As we stated in our ruling approving the recent merger of Northern States Power Company and New Centuries Energies,/53/
Section 203 of the FPA does not contain explicit integration requirements. Our analysis assumes that the proposed merger is implemented as proposed and our approval is based on the facts presented. If the SEC requires changes to Applicants' proposal, the Commission has the right under Section 203(b) to issue appropriate supplemental orders.

     On the basis of the foregoing, we do not believe that the vertical aspects associated with combining Applicants' generation and transmission systems would adversely affect competition.

     (iii) Issues Related to the Combination of Generation and Natural Gas Facilities

     Applicants argue that the only potential vertical issue regarding the combination of natural gas and generation assets is combining PECO's limited role as an LDC in eastern Pennsylvania with ComEd's generation. We agree with Applicants' claim that since PECO only provides gas distribution to one 28 MW electric generator, the combination of PECO's natural gas facilities with ComEd's electric generation facilities does not pose serious concerns regarding raising rivals' costs or anti-competitive coordination.

     3.   Effect of the Merger on Rates

     The Merger Policy Statement explains the Commission's concern that there be adequate ratepayer protection from any adverse effects caused by the merger. It describes various commitments that may be an acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes and rate reductions./54/

     ComEd and PECO both supply wholesale power at negotiated, fixed rates to several municipal electric utilities or groups. PECO's wholesale power agreements all expire no later than December 31, 2004. ComEd's contract with its one Michigan full requirements customer also expires in 2004, and its contracts with three Illinois full requirements customers expire in 2007. The Illinois wholesale customers may terminate their contracts at the end of any contract year, beginning after the 14th contract year, with 24 months' notice./55/ Another feature of the Illinois contracts is a revenue cap, which limits the monthly bill for power and energy to 95 percent of the bill which would result if ComEd's retail Rate 6L were applied, a rate which is frozen through 2004. Under a contract that expires in 2005, ComEd also supplies some of the power needs of one other Illinois municipal electric utility under fixed rates for energy and rates for capacity which can vary only to reflect changes in the transmission charge. In addition, ComEd provides some of the power needs of the IMEA under a fixed-rate contract that expires in 2007.

     Applicants state that under the fixed rate contracts, not only are their customers insulated from changes in underlying costs, but ComEd's requirements customers have additional protection in the form of the revenue cap and open season rights. Nonetheless, Applicants commit that they will not charge any of their wholesale customers with merger costs unless there are merger savings sufficient to at least offset those costs. This hold harmless commitment extends through the life of each contract or December 31, 2004, whichever occurs first. Applicants further indicate that after ComEd's existing wholesale contracts expire, ComEd will not enter into any new contracts to market power and energy at wholesale.

____________________

53     Northern States Power Co., et al., 90 FERC (P)61,020 (2000).

54     Merger Policy Statement at pp. 30,123-24.

55 Assuming no notice has been given at this time, this provision effectively means that the earliest date any of the contracts could be terminated is June 2002.

     ComEd currently supplies cost-based transmission service under its OATT, but after the Midwest ISO becomes operational, transmission service over ComEd's system will be provided under the Midwest ISO OATT. PECO does not directly control the provision of transmission service over its facilities, as it has turned over the operational control of its transmission system to PJM. Except for a single instance, all use of the PECO transmission system, including use by PECO, is taken and paid for under the PJM OATT. However, each regional transmission owner in PJM, including PECO, retains the right to initiate filings under Section 205 of the FPA to change the revenue requirements associated with the provision of transmission service under the PJM OATT. The sole exception to provision of transmission service over PECO's facilities under the PJM OATT involves service PECO provides to one entity under a jurisdictional bilateral contract with fixed rates. Applicants state that PECO does not have the right to seek increases in the rates under this contract until September 5, 2003.

     Applicants state that no changes to the PJM ISO or Midwest ISO operating agreements are planned as a result of the merger. They also indicate that the costs which underlie their transmission revenue requirements are unlikely to change materially as a result of the merger and thus suggest that there is unlikely to be any merger-related impact on the rates paid by transmission customers under the PJM OATT and the ComEd OATT or Midwest ISO OATT. Nonetheless, Applicants commit that through 2004, they will not seek to include in their transmission revenue requirement any merger-related transmission costs that are not fully offset by merger-related transmission savings. Applicants also commit that when the Midwest ISO OATT goes into effect, ComEd will notify the Midwest ISO of any such merger-related costs not offset by merger-related transmission savings so that the Midwest ISO can exclude such costs from ComEd's zonal rate and for computation of the Midwest ISO average rates. In addition, Applicants further commit that PECO will not exercise its right to seek a rate increase in its bilateral transmission contract as long as the current contract remains in effect after the closing of the merger.

     Three intervenors raise questions about the merger's effect on rates and the adequacy of the ratepayer protection offered by Applicants. MAPSA alleges that certain inconsistencies between statements in the Application and testimony in support of the Application make the hold harmless commitments of Applicants ambiguous with respect to preventing the imposition of merger-related generation costs on PECO transmission customers./56/ Applicants answer that MAPSA's allegation appears, illogically to assume that the Commission would authorize a base transmission rate on the basis of generation costs. However, Applicants confirm that PECO's transmission customers under the PJM tariff are to be held harmless with respect to any adverse cost effects attributable to the merger. The Commission finds that Applicants' answer dispositive of MAPSA's concern.

     The Pennsylvania Office of Consumer Advocate (PaCA) requests that the Commission investigate the extent of merger-related costs after first requiring Applicants to file additional information on costs and savings. The Commission rejects this request. As Applicants point out, these requests are contrary to the Merger Policy Statement, and the PaCA offers no compelling reason to depart from our well-established policy in this area./57/ We further note that should any subsequent proceeding involving a cost-based wholesale rate increase arise, at least through 2004, the burden would be initially on Applicants to show that merger-related costs, unless offset by merger savings, are not included in the cost support for the rate increase.

     Cities contend that Applicants' proposed ratepayer mitigation measures are inadequate, observing that Applicants' guarantee of no rate increases until 2007 is a guarantee which they already have. They allege that the merger plan, coupled with: (1) the market power of a large, nuclear-based generating

____________________

56   MAPSA cites to the Application at 9 and Ex. APP-500 at 12-13.

57   See Merger Policy Statement at pp. 30,122-23.

company; (2) the lack of rate protection after the Mission Energy-ComEd contract expires; and (3) ComEd's failure to increase transmission capacity available to Cities, poses a significant risk for them./58/

     Applicants respond that they have provided Cities with all of the ratepayer protection to which customers are entitled under the Merger Policy Statement, namely, that the customers suffer no harm under their present contracts due to the merger. Nevertheless, as noted previously, Applicants offer Cities an "open season" under which, prior to the effective date of the merger, either customer may request ComEd to release it from its contract, with the release to be effective as of the date the merger becomes effective. This commitment is to remain open for one year following the effective date of the merger, during which time the customer, upon 60 days' notice of its decision to cancel, will be released from its contract. If this option is exercised, Applicants pledge that ComEd will not seek to recover stranded generation costs from such customer. Also, Applicants note that the customer would be able to seek transmission service under the applicable OATT, subject to the appropriate transmission costs, including any costs associated with switching delivery point facilities.

     The Commission notes that Applicants' open season commitment essentially advances the earliest date at which Cities may exercise open season rights. Assuming that at the present time neither customer has given 24 months' notice, the earliest date that either could be released from the present contract is June 2002. Under Applicants' open season offer, however, a request made at this time would enable the customers to be released from their contracts as early as the effective date of the merger, which Applicants hope will occur by September 2000. In addition, after the merger is consummated, the customers would be allowed to terminate their contracts, with 60 days' notice, at any time during the next year. There would be no window open for termination from the end of the first year following consummation of the merger to June 2002. The Commission presumes (and Applicants do not state otherwise) that if Cities do not act under the open season offer, they still retain the right to terminate their current contracts effective every June from 2002 through 2006 (with 24 months notice).

     Cities are correct that they have no rate guarantee after their contracts with ComEd expire. However, they have the flexibility under their present contracts, coupled with their ability to obtain transmission service from either ComEd or the Midwest ISO, to acquire alternative, competitively-priced power supplies as early as June 2002 up to the end of the contract in 2007. Applicants' open season offer clearly increases the customers' flexibility to acquire competitive power supplies, without stranded cost penalty, by providing a window to terminate their contracts that extends from the present time to a year after the merger. This window covers most of the period prior to the first date, June 2002, at which they may terminate service under their current contracts. The Commission believes that the fixed rate nature of Applicants' wholesale contracts, the opportunity under the requirements contracts to acquire other sources of power as early as 2002, the hold harmless commitments with respect to both transmission rates and all wholesale rates and the additional open season commitment provide adequate ratepayer protection. Accordingly, we will accept Applicants' commitments in granting approval of the merger.

     4.   Effect of the Merger on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC). We are also concerned with the effect on state regulation where a state does not have

_________________________

58 Cities allege that ComEd has failed to abide by terms of their existing power contracts, which Cities contend require ComEd to construct 138 kV transmission facilities to increase transmission capacity to Cities. Instead, accordingly to Cities, ComEd has constructed additional 34.5 kV facilities ComEd answers that Cities agreed to an amendment to the contracts that essentially permitted 34.5 kV facilities to be installed. In any event, although Applicants assert that Cities' claim is not merger-related, they state that ComEd will agree to install 138 kV delivery.

authority to act on a merger and has raised concerns about the effect on its regulation of the merged entity./59/

     In this case, as noted earlier, the proposed merger would result in the formation of a public utility holding company system subject to regulation and registration under PUHCA. In view of the Ohio Power decision/60/ and the potential conflict between the SEC's and this Commission's regulation of intra-affiliate transactions involving non-power goods and services, Applicants have agreed to waive Ohio Power immunity from Commission regulation of non-power affiliate sales. In addition, Applicants agree for ratemaking purposes to follow the Commission's policy regarding treatment of costs and revenues of affiliate non-power transactions. Applicants further contend that the merger will not adversely affect state regulation, as both ComEd and PECO will remain subject to state regulation following completion of the merger.

     The PaCA is the only party to raise regulatory concerns about the proposed merger, contending that unless Applicants are required to waive their Ohio Power immunity at the state as well as the federal level, state regulatory commissions will lose jurisdictional oversight. The Commission disagrees that the proposed merger will have any adverse effects in this regard. In this case, the Pennsylvania Public Utility Commission (PaPUC) has authority to approve or disapprove the merger and is currently conducting a proceeding concerning the merger. Therefore, the PaPUC can condition any approval of the merger as necessary to ameliorate concerns about pricing of intra-system transactions. The Illinois Commerce Commission (Illinois Commission) does not have authority to act on the merger, but has intervened (out of time) in this proceeding. However, neither it nor any other party located in Illinois has alleged that the merger will adversely affect the Illinois Commission's regulation of the merged entity.

     Accordingly, in light of the facts and commitments stated above, we are satisfied that the proposed merger will not adversely affect state or federal regulation.

     5.   Accounting Issues

     Applicants state that the merger will be recorded using the purchase method of accounting. The pro forma balance sheet provided with the application reflects approximately $3 billion of goodwill that will be "pushed down" to ComEd's books. Goodwill is defined by Applicants as the excess of the purchase consideration over the assumed value of ComEd's assets and liabilities. The Commission in previous applications has approved the use of the purchase method of accounting/61/ and the related push down of goodwill./62/ Consistent with Commission precedent, we will approve Applicants' use of the purchase method of accounting and the related push down of goodwill.

     Although we are approving Applicants' use of the purchase method of accounting, the filing is unclear as to whether it will be implemented in a manner that complies in all respects with the Commission's Uniform System of Accounts requirements. For example, Exhibit C indicates that ComEd plans to eliminate the accumulated provision for depreciation of utility plant and reduce the amounts recorded in Account 101, Electric Plant In Service by the same amount. This is inconsistent with our Uniform System of Accounts requirement that the amounts in Account 101 be the cost to the first person devoting utility property to public service with the related accumulated provision for depreciation stated

_________________________

59   Merger Policy Statement at pp. 30,124-25.

60 Ohio Power v. FERC, 954 F. 2d 779, 792-86 (D.C. Cir.), cert. denied, 498 U.S. 73 (1992).

61   Entergy Services, Inc. and Gulf States Utilities Co., 65 FERC (P)61,332
     (1993).

62   El Paso Electric Co. and Central and South West Services, Inc., 68 FERC
     (P)61,181 (1994).

separately and recorded in Account 108./63/ Therefore, ComEd shall comply with this requirement in accounting for the merger.

     In addition, we will direct Applicants to submit their merger accounting to the Commission within six months after the merger is consummated./64/ The accounting submission should provide all accounting entries necessary to effect the merger, along with appropriate narrative explanations describing the basis for the entries.

The Commission orders:

     (A) The untimely motions to intervene are hereby granted.

     (B) Intervenors' requests for hearing are hereby denied.

     (C) Applicants' Answer is hereby accepted to the extent discussed in the body of this order.

     (D) Applicants' proposed merger is hereby approved.

     (E) Applicants shall advise the Commission within 10 days of the date the merger is consummated.

     (F) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, account, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or that may come before the Commission.

     (G) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (H) The proposed use of the purchase method of accounting for the business combination is approved consistent with the body of this order. Applicants must inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in granting this approval. Applicants shall submit their merger accounting to the Commission within six months after the merger is consummated. The accounting submission should provide all accounting entries necessary to effect the merger, along with appropriate narrative explanations describing the basis for the entries.

     (I) The Commission retains authority under Section 203(b) of the FPA to issue supplemental orders as appropriate.

_______________________

63   Electric Plant Instructions 2 (A) and 5 B(2), 18 C.F.R. Part 101 (1999).

64 Electric Plant Instruction No. 5, Electric Plan Purchased or Sold, and Account 102, electric Plant Purchased or Sold, C.F.R. Part 101 (1999).

                                  Appendix A

                    Interventions in Docket No. EC00-26-000

Allegheny Power

American Public Power Association*

Blackhawk Energy Services, L.L.C.+

Central Illinois Public Service Company, Union Electric Company, and Ameren
 Services Company

Consumers Energy Company

Dynegy Power Marketing, Inc.

Electricity Consumers Resource Council*+

Illinois Cities*

Illinois Commerce Commission+

Illinois Industrial Energy Consumers

Illinois Municipal Electric Agency*

MidAmerican Energy Company

Mid-Atlantic Power Supply Association*

National Railroad Passenger Corporation

NewEnergy, Inc.+

Pennsylvania Office of Consumer Advocate

Philadelphia Area Industrial Energy Users Group

Potomac Electric Power Company

PP&L, Inc.

Wisconsin Electric Power Company

Wisconsin Public Power Inc.*

_____________________________________
 *  protest

 +  late filed